

13030892

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 68297

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2012** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EP Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Madison Ave
(No. and Street)

New York	**NY**	**10016**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Soh **212-297-1724**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Ste 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Edward Soh**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

EP Securities , LLC, as

of **December 31**, 20 **12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President / Member

Title

LUIS GRULLON
Notary Public, State of New York
No. 01GR6264042
Qualified in New York County
Commission Expires June 25, 2016

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EP SECURITIES, LLC

Statement of Financial Condition

December 31, 2012

TABLE OF CONTENTS


malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITOR'S REPORT

To the Members of
EP Securities, LLC
New York, New York

Report on the Financial Statements

We have audited the accompanying statement of assets, liabilities, and stockholders' equity of EP Securities, LLC as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of EP Securities, LLC , at December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Malone Bailey, LLP

March 11, 2013

10350 Richmond Avenue, Suite 800 • Houston, Texas 77042 • 713.343.4200
15 Maiden Lane, Suite 1002 • New York, New York 10038 • 212.406.7272
#0906 Block A North Tower, SOHO Shangdu No. 8, Dongdaqiao Road • Chaoyang District, Beijing P.R. China 100020 • 86.010.5869.9192
Coastal City (West Tower), Hai De San Dao #1502 • Nanshan District, Shenzhen P.R. China 518054 • 86.755.8627.8690
www.malonebailey.com


NEXIA
INTERNATIONAL

EP SECURITIES, LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBER'S EQUITY

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 81,314
Prepaid expenses	2,389
Lease Deposits	76,217
Fixed Assets (net of accumulated depreciation of $2,875)	35,646
TOTAL ASSETS	$ 195,566

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$ 20,684
TOTAL LIABILITIES	20,684
Member's equity	174,882
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 195,566

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

EP Securities, LLC ("we", "our" or the "Company"), is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of Excel Partners Holdings, LLC.

Nature of Business

The Company earns commission income by participating in private placements and advisory fee income for merger and acquisitions consulting.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

Revenue Recognition

Advisory service fees are recorded during the month they are provided.

Merger and acquisition advisory deal income is recorded upon closing of the transaction.

Accounts Receivable

Accounts receivable represent valid claims against customers and are recognized when services are rendered. We extend credit terms to certain customers based on historical dealings and to other customers after review of various credit indicators, including the customer's credit rating. Outstanding customer receivable balances are regularly reviewed for possible non-payment indicators and allowances for doubtful accounts are recorded based upon management's estimate of collectability at the time of their review. Accounts receivable are written off when the account is deemed uncollectible.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have a material impact on its financial condition or results of operations.

NOTE 3 – INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the Company's member under a limited liability corporation.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. At December 31, 2012, the Company had net capital of $60,630 which was $55,630 in excess of its required net capital of $5,000. The Company's net capital ratio was .3412 to 1.

NOTE 5- LEASE COMMITMENTS

On June 5, 2012, the Company signed a seven year lease agreement commencing in September 2012. During 2012, the Company paid $81,531 in rent expense. The terms of the seven year lease is (i) a base rent of $14,933 per month for the period commencing on the Commencement Date through the third anniversary of the Escalation Date. (ii) 15,733 per month for the period commencing on the third anniversary of the Escalation Date through the expiration of the lease agreement in the year 2019. The Company estimates the rent expense using straight-line and estimates the below expense per year for 5 years and thereafter.

Year ending December 31,	
2013	$ 184,621
2014	$ 184,621
2015	$ 184,621
2016	$ 184,621
2017	$ 184,621
Thereafter	$ 399,865

NOTE 6 – SUBSEQUENT EVENTS

Subsequent to December 31, 2012, the Company distributed $200,000 to management.